UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release, dated November 25, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: November 25, 2015

Exhibit 99.1

WuXi PharmaTech

Announces Shareholders’ Approval Of Merger Agreement

SHANGHAI, November 25, 2015 — WuXi PharmaTech (Cayman) Inc. (“WuXi” or the “Company”) (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries with operations in China and the United States, today announced that at an extraordinary general meeting of shareholders held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated as of August 14, 2015 and amended on October 20, 2015 and November 20, 2015, with New WuXi Life Science Limited (“Parent”) and WuXi Merger Limited, a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”), and to authorize and approve any and all transactions contemplated by the Merger Agreement, including the Merger.

426,965,520 ordinary shares (including ordinary shares represented by the Company’s American depositary shares, or “ADSs”, each of which represents eight ordinary shares) were voted in person or by proxy at today’s extraordinary general meeting, representing approximately 75.17% of the Company’s total outstanding ordinary shares entitled to vote at the extraordinary general meeting. Of those ordinary shares, approximately 97.49% were voted in favor of the proposal to authorize and approve the Merger Agreement and any and all transactions contemplated by the Merger Agreement, including the Merger. The proposal to adopt the Merger Agreement was also approved by 97.33% of ordinary shares present and voting in person or by proxy at the extraordinary general meeting and held by holders that are unaffiliated with the buyer group, satisfying the “majority of the minority” voting requirement set forth in the Merger Agreement.

The parties currently expect to complete the Merger next month, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. If and when completed, the Merger would result in the Company becoming a privately-held company and its ADSs would no longer be listed on the New York Stock Exchange. In addition, the ADSs and the Company’s ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such statements include, among others, those concerning the expected timing of the completion of the Merger; the possibility that various closing conditions for the Merger may not be satisfied or waived and the Merger may not occur and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology, and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For further information, please visit http://www.wuxiapptec.com.

For more information, please contact:

Ronald Aldridge (for investors)

LaVoieHealthScience

+1 617-374-8800 x109

+1 617-792-2459

ron_aldridge@wuxiapptec.com

Aaron Shi (for the media)

Director, Corporate Communications

WuXi PharmaTech

+86-21-5046-4362

aaron_shi@wuxiapptec.com

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